

Dez Stone Menendez · 3rd

Director of Innovation at Colorado College

Colorado Springs, Colorado Area · 475 connections ·

Contact info

Colorado College

Colorado College

Experience

Director of Innovation
Colorado College
Sep 2016 – Present · 3 yrs 10 mos
Colorado Springs, Colorado Area

Founder
The Possibility Room
Apr 2009 – Present · 11 yrs 3 mos

the POSSIBILITY ROOM MAKES IDEAS HAPPEN.

If you have an idea that you are passionate about, are at any point in the start up process, or have an existing business that needs to be scaled or redefined, The Possibility Roon …**see mor**

Small Business Consultant | Owner
Dez Dez Consulting
2006 – Mar 2009 · 3 yrs

I complete product development, design consulting, graphic production and printing projects for clients including artists, carpenters, real estate agents and landscape architects. By determining company strategy and complete growth planning, I build and implement systems

see mor

to support growth goals. I enhance clarity around money and success; educate clie...

Project Coordinator
PAT GRANEY COMPANY
Jun 2006 – Oct 2006 · 5 mos

Keeping the Faith The Prison Project is an arts residency program designed to enable incarcerated women
and girls to develop identity through performance, video documentation and published anthologies.

...see mor

Marketing Editor and Videographer | Project Manager
Rhodes Architectural Stone
2004 – 2006 · 2 yrs

I directed, shot, produced and edited training and marketing videos on location in China. Filme
Chinese artisans at work using stone techniques; modified video for use in trade shows and during client sales consultations. Wrote content and oversaw graphic production for marketing collateral.

...see mor

Education

Colorado College
Bachelor of Arts, Studio Art and Creative Writing
1996 – 2002

I started with the class of 2000 but took 2 years off to travel and become a sea captain and an artisan bread baker.

Self-designed major - A New Language: The Architecture of Word and Image which was a combination of Creative Writing and Art Studio with Color Psychology and Art Therapy.

Cultural studies in West Africa, Dakar, Senegal

Oceanography, Nautical Science and Maritime Studies Boston University Marine Program In conjunction with Sea Education Association



Boston University





